AMENDED AND RESTATED

EXHIBIT A – PORTFOLIOS AND MANAGEMENT FEES

Dated: August 24, 2017

Pursuant to Section 7(a) of the Management Agreement, the Trust shall pay to NTI a fee at the annual rate calculated as a percentage of each Portfolio’s assets as set forth below:

FUND	FEE RATE (%)
Government Assets Portfolio	0.23%
Treasury	0.13%
Treasury Instruments Portfolio	0.18%

NORTHERN INSTITUTIONAL FUNDS	NORTHERN TRUST INVESTMENTS, INC.

By: /s/ Kevin P. O’Rourke	By: /s/ Randal Rein

Name: Kevin P. O’Rourke	Name: Randal Rein

Title: Vice President	Title: Senior Vice President